

February 21, 2014

Via E-mail
Jason Morgan
Chief Financial Officer
Zoe's Kitchen, Inc.
5700 Granite Parkway
Granite Park Building #2, Suite 455
Plano, TX 75024

> **Re:** **Zoe's Kitchen, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 12, 2014**
> **CIK No. 0001594879**

Dear Mr. Morgan:

We have reviewed your response to our prior comment letter to you dated January 24, 2014 and have the following additional comments.

General

1. Please revise the entire prospectus to eliminate needless redundancies. We believe that plain English principles involve saying it once, saying it well. We note, for example, that on pages 1 and 2 you mention that your food is "fresh" five times. The same two pages inform the reader that your offerings are prepared "from scratch" four times. In the four sentence paragraph under Overview on page 56 you use "fresh" and/or "freshly-prepared" three times. These examples are not the only needless repetitions you should address.

Our Company, page 1

2. We note your response to our prior comment 9 requesting that you revise to explain how despite your customers' desire for freshly-prepared food you have been unable to make a profit for the past three years and interim period, but there do not appear to be any revisions. Please revise the prospectus accordingly.

Born in the Mediterranean, page 1

3. Revise, if true, to clarify that you make your own bread for sandwiches and pitas at each location. If not, please revise to remove the phrase "from scratch."

4. It is unclear from the prospectus how your food items deliver on your customers' "commitment to family, friends, and enjoying every moment." Please revise to say more simply what you are trying to convey or advise.

Delivering Goodness in the Communities We Serve, page 2

5. Please revise the first paragraph of this section to clarify whether the concept is aspirational or intended to be an actual description of your business. If the latter, either remove the word "outstanding" or provide us with support for it and also tell us how you ensure that your employees extend "genuine Southern hospitality with personality."

Our Industry, page 2

6. We note your response to our prior comment 12 and reissue. We believe all restaurants provide customers the chance to eat with family and friends. If promoting your brand as an extension of your customers' own kitchen means reminding them of meals they could prepare at home and also letting them share meals with family and friends, please say that directly to avoid confusion.

Attractive Unit Economic Model, page 4

7. We note your response to our prior comment 17. Please revise the prospectus to explain what you believe makes your unit economic model attractive as you have done in your response to our prior comment.

8. We note your response to our prior comment 18 but do not find it responsive. Please revise the last paragraph on page 4 to disclose the number or percentage of your company-owned restaurants that have exceeded the AUV and cash-on-cash return targets.

Increase Comparable Restaurant Sales, page 5

9. We note your response to our prior comment 19 and continue to request that you remove "proven" unless you are guaranteeing the success of your enterprise post offering. We believe that past performance is important but is not a guarantee of future performance.

10. We note your response to our prior comment 20. Please revise the prospectus to explain how you create "emotional connections" with your customers' passions and desires and how you have determined that they have the passions and desires detailed in this section as you have done in your response to our prior comment. Your disclosure should go beyond your response to explain in more detail how you gauge the emotional needs and desires of your customers and how that helps your fast casual restaurant business. Please provide us with materials showing how this works.

Equity Sponsor, page 8

11. We note your response to our prior comment 22 and reissue. We agree that that information you include about the control shareholder is important but we do not believe it is material enough to be part of the summary. Please reposition it elsewhere.

The Offering, page 10

12. We note your response to our prior comment 23. Once the terms of the distribution and stock split are determined, please disclose the nature and terms of the stock options to be issued to certain officers, directors, employees and consultants.

Risk Factors, page 18

Governmental regulation may adversely affect, page 23

13. Please revise to clarify that you have been party to such claims in the past and tell what kinds of claims. See page 93.

If we face labor shortages or increased labor costs, page 28

14. Please include a list of states or municipalities where you have outlets which have or are considering raising the minimum wage.

Use of Proceeds, page 46

15. In your next amendment, please quantify the amount of proceeds you are targeting to maintain your existing restaurants and the amount to open new restaurants.

Principal Stockholders, page 106

16. We note your response to our prior comment 45. Please revise footnote 2 to disclose the names of the five managing members of the general partners of Brentwood Associates.

Material U.S. Federal Income and Estate Tax Considerations for Non-U.S. Holders, page 117

17. We note your response to our prior comment 47. Please also revise the last paragraph on page 120 to clarify that the tax summary discusses material U.S. federal tax consequences rather than "certain" and remove the language that it is for "general information purposes only." Investors are entitled to rely on this section.

Other

18. Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Exhibit 23.1

19. Please include a currently dated consent of the independent registered public accounting firm when you file your registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Justin Dobbie for

Max A. Webb
Assistant Director

cc: Via E-mail
        Joshua N. Korff, Esq.